

February 3, 2012

Via E-Mail
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

> **Re: Integrated Device Technology, Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2011**
> **Filed May 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 2, 2011**
> **Filed November 9, 2011**
> **Form 8-K**
> **Filed January 30, 2012**
> **File No. 000-12695**

Dear Mr. Crowley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 3, 2011

Item 7. Management's Discussion and Analysis . . . , page 23

1.   We note your disclosure that profit is affected by product mix. With a view toward clarified disclosure, please tell us the classes of your products that affect mix and the effect each class has on margins. Also tell us where your document includes the three-year revenue history of those classes per Regulation S-K Item 101(c)(1)(i) and the effect of new product introductions on product mix during the periods presented.

<u>Results of Operations, page 26</u>

2.	In future or amended filings, where you attribute changes to multiple factors, please quantify the effect of each material factor. In this regard, please tell us the extent to which your revenue in each segment was affected by acquisitions during the periods presented as well as the extent of the effect of dispositions, which you mention in the last paragraph on page 26, and the extent to which your gross profit was impacted by charges for inventory reserves and the acquisition of IKOR, which you mention in the penultimate paragraph on page 26 of the Form 10-Q for the fiscal quarter ended October 2, 2011. Please also describe the extent to which material changes in revenues are attributable to changes in prices, changes in the volume or amount of goods sold, or the introduction of new products.

<u>Item 11. Executive Compensation, page 79</u>

3.	We note that you have not disclosed the specific target levels or performance goals that must be achieved in order for named executive officers to receive awards under the incentive compensation plan. Please tell us, and revise future filings as appropriate to disclose, these performance targets and goals. To the extent that you believe disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion for each omitted target.

4.	We note your general disclosure of factors considered by your compensation committee in determining equity awards in the first paragraph of "Equity Awards for the NEOs in Fiscal 2011" on page 32 of your definitive proxy statement filed on August 1, 2011. We also note the factors you disclose on page 26 of that proxy statement. Please tell us, and revise future filings to explain, how your compensation committee considered these factors in determining the amount of stock awards and option awards for your named executive officers in fiscal 2011. From you response, the reasons for the different size of awards among the named executive officers also should be clear.

<u>Item 15. Exhibits and Financial Statement Schedules, page 80</u>

5.	Please file a complete copy of your Certificate of Incorporation as amended as required by Regulation S-K Item 601(b)(3).

6.	Please tell us why you have not filed your distribution agreement with Maxtek and its affiliates; we note, in this regard, your disclosure on pages 7 and 14. Please also tell us why you have not filed your August 2009 foundry agreement with Taiwan Semiconductor Manufacturing Co., Ltd.; we note your disclosure on pages 8-9 and 12 as well as your Form 8-K filed on August 6, 2009.

Richard D. Crowley, Jr.
Integrated Device Technology, Inc.
February 3, 2012
Page 3

7.   We note your disclosure that confidential treatment has been requested for certain
        portions of Exhibits 10.8, 10.18, and 10.23. Please tell us when you filed requests for
        extension of the confidential treatment period for these exhibits and provide us with
        evidence of any such requests.

Form 10-Q for the Fiscal Quarter Ended October 2, 2011

8.   We note from your disclosure, such as on page 34, that macroeconomic trends affect your
        business. We also note your disclosure on page 14 of your Form 10-K regarding natural
        disasters. In future filings, please ensure that your Management's Discussion and
        Analysis includes a description of known trends or uncertainties as required by
        Regulation S-K Item 303(a)(3). In this regard:

        •   Please tell us what you know about the extent of the impact on your expenses and
            margins resulting from the completion of your transition to outsourced
            manufacturing. In your response, separately quantify the effect of any unused
            capacity at your existing facilities and the effect of the outsourced model on your
            costs.

        •   Please provide us information that quantifies the effect on your results of your
            inventory build if demand does not develop as planned. In your response, present a
            range of reasonable scenarios based on current trends.

Form 8-K dated January 30, 2012

Exhibit 99.1

9.   We note from your disclosure that your prior period financial results have been revised to
        correct what the company concluded were immaterial errors related to the accounting for
        certain accrued employee retention costs and other accrued liabilities. We also note that
        you have revised your prior financial statements according to SEC guidance related to
        immaterial corrections and that as a result of the revisions, net income for the three
        months ended October 2, 2011 and January 2, 2011 decreased by $0.1 million and $0.8
        million, respectively and net income for the nine months ended January 1, 2012 and
        January 2, 2011 decreased by $2.5 million and $2.2 million, respectively. With respect to
        the aforementioned error corrections, please address the following:

        •   quantify the impact of the referenced errors on both income (loss) from continuing
            operations and net income (loss) for each of the quarterly and annual periods during
            each of your last three fiscal years in the period ended April 3, 2011, as well as for the
            nine months interim period ended January 1, 2012 and each quarter in that interim
            period. Separately quantify and describe in greater detail each error based on their
            nature;

- tell us the quarterly or annual period when the errors originated and when they were corrected;

- discuss why and how you concluded the errors were not material on both a quantitative or qualitative basis for each period addressed in your response;

- tell us what you mean by the statement "you have revised your prior financial statements *according to SEC guidance related to immaterial corrections*"; and

- provide us with your SAB 99 and SAB 108 analysis supporting your conclusions.

10.   We note you recorded approximately $2.1 million for an "other-than-temporary impairment loss on investments" during the three months ended January 1, 2012 and further note that you indicate the charge related to an investment in a non-marketable equity security, offset in part by a gain on the sale of a non-marketable security. Please tell us how you accounted for the referenced transactions, including how you concluded the referenced impairment and gain were recorded in the correct accounting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Russell Mancuso, Branch Chief, at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief

cc (via e-mail):   Vince Tortolano — Vice President, General Counsel